Exhibit 12
Ally Financial Inc.

Ratio of Earnings to Fixed Charges

	Nine months ended September 30,	Year ended December 31,
($ in millions)	2017 (a)	2016 (a)	2015 (a)	2014 (a)	2013 (a)	2012 (a)
Earnings
Consolidated net income from continuing operations	$747	$1,111	$897	$925	$416	$1,370
Income tax expense (benefit) from continuing operations	350	470	496	321	(59)	(856)
Equity-method investee earnings	(12)	(18)	(52)	(18)	(15)	(6)
Minority interest expense	—	—	—	—	—	1
Consolidated income from continuing operations before income taxes, minority interest, and income from equity investees	1,085	1,563	1,341	1,228	342	509
Fixed charges	2,130	2,641	2,460	2,826	3,344	4,031
Earnings available for fixed charges	$3,215	$4,204	$3,801	$4,054	$3,686	$4,540
Fixed charges
Interest, discount, and issuance expense on debt	$2,118	$2,624	$2,443	$2,810	$3,330	$4,014
Portion of rentals representative of the interest factor	12	17	17	16	15	17
Total fixed charges	$2,130	$2,641	$2,460	$2,826	$3,345	$4,031
Ratio of earnings to fixed charges	1.51	1.59	1.55	1.43	1.10	1.13

(a)
For all periods presented, the operating results of our discontinued operations have been removed from continuing operations. We report these businesses separately as discontinued operations in the Condensed Consolidated Financial Statements. Our discontinued operations relate to previous discontinued operations in our Automotive Finance operations, Insurance operations, and Corporate Finance operating segments, and other operations for which we continue to have wind-down, legal, and minimal operational costs. Refer to Note 3 to the Condensed Consolidated Financial Statements for further discussion of our discontinued operations. All reported periods of the calculation of the ratio of earnings to fixed charges exclude discontinued operations.